EXHIBIT 99.1

B2Gold Completes Phase 2 Expansion of Fekola Solar Plant in Mali

VANCOUVER, British Columbia, March 18, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the Phase 2 expansion of the Fekola Solar Plant is complete and operational.

B2Gold commenced construction of the Phase 2 Solar Plant expansion in June 2023 with initial land clearing and road construction, and ramped up to physical equipment construction in February 2024. The expansion of the Fekola Solar Plant was completed in the fourth quarter of 2024 and became operational in January 2025. The Phase 2 expansion included the construction of an additional 46,200 solar panels, increasing the total panel count of the Fekola Solar Plant to 142,912.

At the peak of construction, over 120 local jobs were generated, and 13 individuals have been trained and employed to maintain the Fekola Solar Plant expansion area following completion. The Company also engaged with a local drilling company for services throughout the construction period, generating employment for local workers.

Operating at full capacity, the expansion to the Fekola Solar Plant will provide an additional 22 megawatts (“MW”) of solar capacity (52 MW total capacity) and 12.7 megawatt-hours (“MWh”) of battery capacity (27.7 MWh total capacity). The expanded Fekola Solar Plant is expected to reduce annual emissions by an estimated 63,000 tonnes of carbon dioxide equivalent (CO2e) and reduce the annual consumption of heavy fuel oil (“HFO”) by an estimated 20 million liters. The expanded Fekola Solar Plant is expected to supply approximately 30% of the site’s total electricity demand and is considered to be one of the largest off-grid solar/HFO hybrid power plants in the world.

Ken Jones, Director of Sustainability for B2Gold, commented, “The expansion of the Fekola Solar Plant is a significant initiative in support of B2Gold’s emission reduction target. The expanded facility will allow the Fekola site team to turn off the HFO plant for a portion of the day during times of sufficient solar radiation, a tremendous achievement for B2Gold and a testament to our commitment to implementing renewable energy solutions.”

B2Gold continues to investigate and implement new and existing renewable energy sources to power operations globally and is actively pursuing additional decarbonization initiatives in an effort to mitigate climate risks and to progress towards achieving the Company’s target of a 30% reduction in Scope 1 and 2 greenhouse gas emissions by 2030 against a 2021 baseline. For details on how B2Gold takes action to manage its climate impacts and climate-related risks, please refer to the 2023 Climate Strategy Report located at www.b2gold.com.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" ("collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025; the Company reducing its GHG emissions by 30% by 2030 against a 2021 baseline; the expanded Fekola Solar Plant reducing annual emissions by approximately 63,000 tonnes of CO2e; the expanded Fekola Solar Plant reducing the annual consumption of heavy fuel oil by an estimated 20 million liters; and the expanded Fekola Solar Plant supplying approximately 30% of the site’s total electricity demand. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Canada, and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371